

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Via E-mail
Mr. Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706

> **Re: Methode Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended April 27, 2013**
> **Filed June 20, 2013**
> **File No. 1-33731**

Dear Mr. Koman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 27, 2013

Patents; Licensing Agreement, page 2

1.   We note your disclosure on page 2 that you have numerous patents and license agreements covering certain of your products and manufacturing processes, "several of which are considered significant to [y]our business." In your response and in future filings, please expand your disclosure to identify the patents and license agreements considered significant to your business, including the duration of these patents and agreements, and describe more specifically their significance to your products or processes. In your response, please also identify which patents and licenses were assigned to Delphi in connection with the settlement of the litigation described on page 9, as well as the products or processes to which the assigned patents and licenses relate.

Material Customers, page 2

2.   We note your disclosure on page 2 that shipments to Ford Motor Company and General
        Motors Corporation, or their tiered suppliers, represented 19.9% and 16.7% of your sales,
        respectively, in fiscal 2013. We further note your prominent risk factor disclosure on
        page 3 that your business is "highly dependent" on these two customers. In your
        response and in future filings, please expand your disclosure to describe the material
        terms of your agreements with these customers. Please also provide us with, and file as
        exhibits to your next applicable report, the contracts referenced on page 3. Refer to
        Regulation S-K Item 601(b)(10)(ii)(B).

Notes to Consolidated Financial Statements, page F-8

Note 6. Income Taxes, page F-21

3.   We note your disclosure on page F-23 that no provision has been made for income taxes
        on undistributed net income of foreign operations as you expect them to be indefinitely
        reinvested in your foreign operations. We further note that your rate reconciliation for
        fiscal year 2012 discloses a "change in permanent reinvestment assertion" reconciling
        item and that you recorded a significant deferred tax liability as of April 28, 2012 relating
        to unremitted earnings. We finally note your disclosures in Note 7 of your Form 10-K for
        the fiscal year ended April 28, 2012 that this related to foreign earnings that you had
        previously intended to permanently reinvest in foreign operations. Please tell us more
        about the factors that caused you to change your assertion in fiscal year 2012 in relation
        to certain of your foreign earnings. Please also tell us how you considered the fiscal year
        2012 change in assertion in making your current year assertion that remaining amounts
        are intended to be permanently reinvested.

4.   Notwithstanding the above, in the event that future periods include the repatriation of
        undistributed foreign earnings or a change in your assertions regarding your undistributed
        foreign earnings, please revise your disclosures in such future filings to explain the
        circumstances that led to the repatriation or change in your assertion.

Note 9. Pending Litigation, page F-25

5.   We note that you settled all the outstanding Delphi related litigation matters and the
        settlement included your assignment of certain patents to Delphi. Please tell us whether
        the assigned patents previously had any value in your financial statements and, if so, how
        you accounted for the assignment of those patents to Delphi.

Note 12. Segment Information and Geographic Area Information, page F-26

6.   We note your disclosure of net sales and long-lived assets by geographic area. You state the net sales information is based on your sales from your various operational locations. We separately note from page 8 that you have significant facilities in a number of jurisdictions, including the United States, Mexico and Malta. FASB ASC 280-10-50-41 requires disclosure of revenues and long-lived assets attributed to your country of domicile (United States) as well as any other material revenues or long-lived assets attributable to an individual foreign country. Please revise future filings to comply, or otherwise tell us how your current disclosures comply. Using data for the fiscal years ended April 27, 2013, April 28, 2012 and April 30, 2011, provide us with a sample of any proposed revised disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Mary Beth Breslin at (202) 551-3625 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief